UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2024

Innovega Inc.

(Exact name of registrant as specified in its charter)

Delaware	80-02036668
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2018 156th Ave. NE , Building F Ste. 100, Bellevue, WA 98007

(Mailing Address of principal executive offices)

(425) 516-8175

Issuer’s telephone number, including area code

In this report, the term “Innovega” “we,” “us” or “the company” refers to Innovega Inc.

This semiannual report on Form 1-SA (the “Report”) may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this Report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in Item 3 of this Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, latest results discussed below are as of and for the six-month period ended June 30, 2024. The financial statements included in this filing as of and for the six-month period ended June 30, 2024 are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included.

Results of Operations

For Six Months ended June 30, 2024, Compared to Six Months ended June 30, 2023

The company did not generate any revenues in the first half of 2024 and 2023 respectively.

The company’s operating expenses consist primarily of research and development, clinical and regulatory costs, general and administrative, and business development expenses. General and administrative costs primarily consist of salaries and benefits of administrative employees, office expenses, legal fees, and other consultants. Research and development costs primarily consist of salaries and benefits of scientific and engineering staff, office expenses for research facilities, research supplies and materials, and consultants. Clinical and regulatory costs primarily consist of salaries and benefits of scientific and engineering staff, supplies and materials, and consultants. Business development costs primarily consist of salaries and benefits of business development and marketing employees, marketing expenses, and travel and conference costs.

●	General and administrative expenses decreased $161,624 to $432,997 for the six months ending June 30, 2024, from $594,621 for the six months ending June 30, 2023. This represents a 27% decrease, primarily due to reduced personnel costs, with a slight offset by an increase in consulting fees.

●	Clinical and regulatory expenses decreased $81,053 to $18,009 for the six months ending June 30, 2024, from $99,062 for the six months ending June 30, 2023. The 82% reduction was accomplished by lowering personnel expenses.

●	Research and development expenses decreased $327,515 to $239,031 for the six months ending June 30, 2024, from $566,546 for the six months ending June 30, 2023. A 58% reduction was realized by reducing support overhead and personnel costs.

●	Business Development expenses increased $31,542 to $94,588 for the six months ending June 30, 2024, from $63,046 for the six months ending June 30, 2023. This 50% increase was due to an increase in consultant fees and offset partially by a reduction in personnel costs.

●	Interest expense increased $235,558 to $348,240 for the six months ending June 30, 2024, from $112,682 for the six months ending June 30, 2023. This 209% increase was due to an increase in Shareholder notes during the later part of 2023 and 2024, along with the additional accruals for the final interest payments related to these notes.

As a result of the foregoing, the company generated a net loss of $1,131,018 for the six months ending June 30, 2024, compared to a net loss of $1,425,058 for the six months ending June 30, 2023. The 21% reduction in net loss resulted from lower costs in personnel, consulting, legal, and clinical/regulatory fees, partially offset by a higher interest expense.

Since the end of the period covered by our financial statements, our legal and professional wages, payments to contractors, and clinical and regulatory costs are expected to remain at this decreased level until further financing is obtained.

2

Liquidity and Capital Resources

On June 30, 2024, the company’s cash on hand was $431,853. The company is not generating revenues and requires the continued infusion of new capital to continue business operations. The company has recorded losses since inception but has raised capital through securities offerings. As of June 30, 2024, the company had net working capital of negative ($1,826,709) and a stockholders’ deficit of ($2,049,351). The company has historically been capitalized by private equity offerings, including sales of preferred stock, convertible and SAFE notes. The company plans to continue to raise additional capital through promissory note issuances, equity issuances, and other usual methods available to an emerging growth company. Absent additional capital, the company may be forced to significantly reduce expenses and would become insolvent.

Issuances of Equity, Convertible Notes and Other Indebtedness

Since inception, the company has primarily funded operations through the issuance of equity securities, convertible notes, and SAFE notes.

The company received total proceeds of $5,341,106 from issuances of Preferred Stock in the years 2017 through 2018. The company also received total proceeds of $149,089 from issuances of Common Stock from inception through December 31, 2020.

The company has previously issued both convertible debt and SAFE notes. In 2019, the company issued convertible promissory notes and SAFE notes for proceeds of $2,402,337 (net of issuance costs of $78,256) and $500,000, respectively. In 2020, and as of December 31, 2020, the company issued an additional $1,831,875 SAFE notes.

The company has received approximately $6.3 million in gross proceeds from the sale and issuances of its Series A-1 Preferred Stock in 2021 and 2022.

In March 2021, the company borrowed $100,000 from company CEO, Stephen Willey, in the form of a Promissory note, earning an interest rate of 1% per month. Also in March 2021, the Company borrowed $500,000 from three investors earning an interest rate of 1% per month, of which $50,000 was repaid in September 2021 and the remaining $450,000 was repaid in January 2022.

On August 31, 2022, the company issued three (3) promissory notes for an aggregate of $750,000. On February 17, 2023, the company issued an additional promissory note for $250,000. The aggregate unpaid principal of these outstanding promissory notes is $1,000,000. Each of these (4) four promissory notes have a maturity date of December 31, 2023, and currently bear interest at 24% annually. Interest is currently not being paid. On June 3, 2023, the company issued an additional promissory note for $125,000 with a maturity date of March 31, 2024. This promissory note bears interest at 12% annually and includes a bonus (final) payment at maturity of $62,500.

On December 28, 2023, the company issued a promissory note to an investor in the principal amount of $50,000, bearing an interest rate of 1.5% per month, and 2.0% per month on unpaid principal and payable on demand any time after September 30, 2024. Additionally, this note has a bonus interest payable of $50,000 due at maturity.

On October 17, 2023, the company entered into a loan modification agreement with two noteholders forgiving $125,000 in debt in exchange for 41,665 shares of Series A-1 Preferred Stock and 83,330 Comon Stock warrants.

From October 2023 to September 2024, the Company raised $1,025,000 through the sale of 42 Units, with each Unit sold for $25,000 and was comprised of 8,333 shares of Series A-1 Preferred Stock and a Warrant to acquire 16,666 of Common Stock at an exercise price of $0.01 per share.

In January 2024, an additional $325,000 in promissory notes were issued, followed by a further issuance of $35,000 in April 2024.

The aggregate unpaid principal of these outstanding promissory notes is $1,722,500 as of June 30, 2024. These notes bear interest between 12% and 24% annually. Interest on all outstanding promissory notes is accruing and being report under Accounts Payable-RP on balance sheet..

The company currently has no material commitments for capital expenditures.

3

Overview

Innovega was incorporated under the laws of the State of Delaware on June 16, 2008, as “Innovega Inc.” Innovega recognized that while smart cell phones would become ubiquitous, smart display eyewear would offer a fundamental increase in functionality for the user. Its team has developed and tested lightweight stylish, high-performance display eyewear which offers applications in all categories of Augmented, Virtual and Mixed Reality (AR, VR, MR).

Its eyewear is a system of lightweight display glasses and novel, soft, monthly replaceable, contact lenses. Our glasses are similar in style to those owned by 80% of consumers, and are not the display headsets and goggles sold by other companies. Our core patents also cover use of a surgically implanted intraocular lens. We have developed and prototyped contact lenses, intraocular lenses and display glasses. Our contact lenses include proprietary two-state light polarizing filters and our display eyewear includes proprietary features and software. Innovega intends to either license its technology to companies that will produce and market the Extended Reality system for applications that specifically include solutions that improve the visual acuity of the visually impaired, including those who are legally blind. However, Innovega will also investigate the added value to shareholders of selling the monthly replaceable contact lenses in a fashion similar to a SaaS model, and to sell glasses based on a long-term financing program. If we proceeded down this path, there are parallels to the programs offers in the cellular phone business where the phone is financed and its services charged on a monthly basis.

We have allowed low vision patients with central vision loss to test our lens-glasses combination, to include those with Age-related Macular Degeneration, Glaucoma, Diabetic Retinopathy, and Albinism. We have also filed patents that describe value to hearing impaired and we will evaluate benefits we can offer those with cognitive and related impairments.

It is expected that we will license variations of this lens-glasses system for anytime and anywhere information and entertainment applications; gaming; military, security and intelligence, enterprise; surgical visualization and telemedicine; athletic training and sports analytics.

Innovega’s smart contact lenses and intraocular lenses are regulated medical devices and require a market clearance or an approval from regulatory bodies before commercialization. Present contact lenses include proprietary two-state light polarizing filters and, in the future, may include other filter components. The display eyewear includes a micro-display screen, electronics, operating software and depending on the application, may include cameras and other sensors.

We have successfully completed Phase I analysis that included toxicology testing. We have completed extensive Phase II human testing of lenses and glasses, and investigators published their results. The contact lenses are now at the Phase III clinical investigation level pursuant to seeking a final FDA market clearance for the new lens material for standard daily wear indications. We plan to conduct a subsequent de novo clinical trial that includes use of the lens to view a near eye wearable display. While daily wear contact lenses are generally classified as Class II, non-significant risk devices, the FDA will make a final ruling for the contact lenses as either Class II, non-significant risk or Class III, significant risk after the de novo submission.

The intraocular lenses are optically designed in prototype form without clinical development. We do not have plans in the near term to advance the intraocular lens into clinical development. We intend to first demonstrate lens.

The display eyewear may be submitted to the FDA for a market clearance as a Class I device before commercialization at the discretion of our licensees if they wish to make health related marketing claims.

The first Phase I clinical development of the contact lens material began with physical and chemical properties assessment and toxicology testing. The first of three phase II clinical testing rounds was conducted at The Ohio State University under The Ohio State University Institutional Review Board approval. The purpose of the first Phase II clinical investigations was to determine the lens parameter combinations and range for achieving proper lens to eye relationships for the material. In the first round of the investigation, twenty-three subjects were exposed to multiple lenses having a plurality of designs under a design of experiments to determine a suggested lens design.

4

A second Phase II Round at The Ohio State University under The Ohio State University Institutional Review Board approval included the dispensing of up to 5 pairs of lenses for full day wearing for twenty-two subjects followed by dispensing one pair of lenses for up to 30 days of daily wearing. These lenses included a non-rotating feature to orientationally stabilize the lenses as required for the future inclusion of a light polarizing filter. The endpoints included lens comfort and symptoms, visual acuity, lens to eye relationship, lens orientation and orientational stability, biomicroscopic examination of the eyes before and after lens exposures, and ease of lens handling and removal.

A third Phase II Round at The Ohio State University under The Ohio State University Institutional Review Board approval used lenses that included a first-generation light polarizing filter, center lenslet (i.e. small lens) and a non-rotational feature to orientationally stabilize the polarizer filter in the lenses. The purpose of Round 3 was to include the polarizer filter and center lenslet and assess distance visual acuity, display vision, and the impact of the polarizer filter light attenuation on the night-time vision of a subset of the subjects. Seventeen subjects from Round 2 served as clinical subjects in Round 3. Lenses were applied to 34 eyes of 17 subjects for clinical evaluation including distance visual acuity, lens centration, movement, orientation, orientational stability, comfort and display vision assessment. Three of the subjects were dispensed the lenses and asked to wear them after dark and to go outside to assess the impact of the light attenuation on their vision. They were instructed to not operate a motor vehicle.

The summary of the clinical report from the Principal Investigator reads, “The three rounds of testing provide product feasibility for the wear-ability of the lens material. The lens design with an increased thickness profile in combination with the orientation stabilizing double-slab off feature, the high-powered center micro-lens and the gas permeable linear polarizer demonstrated feasibility for distance visual acuity, display visual acuity, comfort, centration, angular orientation, stability of orientation, surface wetting, freedom from surface deposition with commercial uptake of the daily wear contact lens before taking steps to demonstrate market value of the intraocular multiple wearing days up to 30 days, and ability to be applied and removed.”

Two additional Phase II clinical investigations were conducted at The Ohio State University. One feasibility clinical investigation was conducted with 15 normally sighted subjects and the second with 9 visually impaired subjects. The test contact lenses included a third-generation light polarizing filter in conjunction with our prototype display eyewear.

Principal Products and Services

Our primary business includes commercialization of intellectual property and know-how resulting from the process of design, prototyping, testing and patenting of smart contact lenses or smart intraocular lenses; eye- and gaze-tracking; and display eyewear that is lightweight, personalized, and delivers high resolution, full field of view access to applications and media. Its 75 filed patents cover 14 separate families of innovation.

Our business model may also include providing for-fee engineering services and consultation services to display eyewear licensees or partners.

We intend to license the manufacture of the contact lenses to established ophthalmic industry leaders who are already approved manufacturers and have decades of product specific manufacturing expertise. We intend to license to FDA registered ISO 13485 approved manufacturers with the proper Quality Management Systems and product specific expertise for the contact lenses and intraocular lenses.

We intend to license the manufacture and distribution of the display eyewear to Contract Manufacturers or Original Design Manufacturers for the various applications and with our initial focus of serving the large and growing market of visually impaired, including legally blind.

5

A Specific and Under-served Market

Management intends to evaluate the market of visually impaired patients who need vision enhancement to improve their independence and quality of life. We plan to collaborate with partners to commercialize a combination iOptik® smart contact lens and display that would provide the industry’s widest field of view from lightweight, stylish glasses. We will consider allowing a global leader in the distribution of aids for the visually impaired that is well positioned to market our system to government agencies and low vision specialists who serve the significantly growing population of those affected by age-related macular degeneration, diabetic retinopathy and other conditions causing central vision loss. Low vision specialists provide services to this population in both private practice settings and in institutional settings like the Veterans Health Administration System. This system serves the needs of more than 1 million vision impaired, and this number is expected to increase as Veterans continue to age.

In order to select such a distribution partner or partners we will pursue the following process of assessment:

●	Build a list of the largest companies that serve the low vision and legally blind markets.
●	Narrow this list to those who are dominant in US, Europe, and UK Market as the FDA market clearance and CE Marketing that Innovega intends to secure, would provide regulatory paths for licensees to sell in these important markets.
●	Interview prospects who have established channels that supply electronic or similar devices for use by visually impaired and legally blind patients.
●	Select one or more distribution partners by iOptik® contact lenses or intraocular lenses, eMacular® eyewear or product, or by specific sales geographic territories.

Most visually impaired patients are female and 60 years of age and older and the prevalence accelerates above age 60 because of the impact of Age-related Macular Degeneration (AMD). The current number of those suffering from some form of AMD in the United States is approximately 11 million people and expected to reach 22 million people by 2050. As the U.S. population ages, led by the baby boomers who comprise of 73 million of the U.S. population, a strong correlative affect in AMD cases is predicted. The risk of vision impairing AMD between the ages of 50-59 is only 2% and increases to over 30% for those over 75. The number of people living with AMD globally is approximately 196 million and set to increase to 288 million by 2040. The substantial increase is due, mainly, to the large aging population as well as the increase in life expectancy.

Visually impaired patients need assistance to maintain employment and independent living. The segment younger than 70 have the greatest need to support their employment and productivity. Those over age 70 have the need for independent living and quality of life. These facts offer Innovega more than one market distribution opportunity.

The Veterans Health Administration report providing coverage for rehabilitation assessment and training to improve independence and quality of life, for low vision devices and training in their use, and for electronic and mechanical aids including adaptive computers and computer-assisted devices such as reading machines and electronic aids. It is stated that up to one million veterans are visually impaired.

Management believes that the market growth for wearable display aids for the visually impaired will be greater than the growth of the overall population with visual impairment primarily because of the limited market penetration of the current competitors. We believe this low penetration of wearable display devices for the visually impaired is due to the bulky and unattractive appearance (goggles or headsets and not conventional glasses), narrow field of view that limits how much magnification the display eyewear can offer, or low resolution, or lack of adjustment and personalization that Innovega’s glasses form-factor can offer.

Management also believes that lightweight and stylish display glasses could significantly change the desire of low vision specialists to prescribe wearable display technology for their visually impaired patients. The demand for vision enhancement is present in the majority of visually impaired individuals who are otherwise healthy and eager to live more active and independent lifestyles or to perform at higher levels in their academic and vocational pursuits. Our lens and eyewear combination is a medical device and will be prescribed by clinicians rather than purchased over the counter, online or through less sophisticated delivery systems. We believe we are in a prime position to capitalize on this underserved and growing market with the technology and product infrastructure we are developing.

6

While management will begin exploring the opportunity to improve the lifestyle of this patient market, it will simultaneously evaluate licensee partners who might drive geographical expansion and to leverage design and readiness of manufacture of our eyewear for other deep, vertical markets. We will then define and develop opportunities to meet much higher potential demands in consumer and mass-markets.

VR and AR will offer exciting interfaces into metaverse worlds where most everyone will be given opportunities to work, play, and learn. Today’s existing smart phones will provide initial connectivity to smart glasses, and many believe that display glasses will ultimately become the dominant media and telecommunications interface.

Today, global consulting firm McKinsey & Company offered the following forecast for size and impact of the metaverse and the smart eyewear that will power it:

“…that the metaverse may generate up to $5 trillion by 2030. In addition, more than 80% of commerce could be impacted by activities in the metaverse.”

Display Eyewear Competition

Example of those competing in the low vision patient market

The current low vision display eyewear market has several competitive products with solutions that have been proven to increase patients’ vision and quality of life albeit in a narrow field of view, high price point, and in a heavy head mounted device. Currently, the leading brands of competitive products include those from eSight, IrisVision, Vision Buddy, Acesight, and NuEyes, Vision Buddy and Acesight use a VR headset form-factor with a wide field of view that provides the patient with usable magnification, but suffers from the serious drawback of being heavy and socially isolating. eSight, IrisVision, and NuEyes take the form of bulky goggles with a limited field of view that prevents the patient from maintaining context of their environment. Innovega management believes that eSight is the present market leader yet is limited by a less-than-ideal field of view, greater weight than desired, and an obtrusive appearance when compared to the Innovega smart contact lens and glasses solution.

Investigative optometrists at The Ohio State University reported that the Innovega system can enable the visually impaired and even the legally blind to achieve 20/20 equivalent acuity in normal surroundings and when reading at a normal distance or focusing at distance. Management is not aware of any other solution that could achieve the simultaneous benefits of high magnification from conventional glasses that weigh under three ounces. Since no competitor offers the benefits of its smart contact lenses or intraocular lenses and companion display glasses, Innovega continues to evaluate all aspects of this market opportunity.

Example of those competing in other vertical markets

Competition in non-patient, vertical markets include glasses-like AR solutions from Microsoft (Hololens), Vuzix eyewear in multiple formats, Magic Leap, Seiko Epson (Moverio), Lenovo, XReal, and others.

Notwithstanding the challenges to usefulness and wearability of existing bulky headsets, VR consumer headset markets are maturing, and in particular companies like Meta with their Quest family of solutions, and Sony have contributed to sales of millions of VR headsets that are primarily used for gaming. It is expected that demand for more wearable AR glasses will increase once industry leaders such as Meta, Apple and others deliver glasses that consumers will wear. It is expected that their incremental roadmaps will not yield attractive solutions until closer to 2030. Innovega will consider licensing it lens-glasses combination to one of more of these global OEMs.

Our licensing model is capital-efficient and allows Innovega to leverage its assets. As an example of its model, an existing manufacturer of contact lenses or electronics devices could negotiate a license to deliver iOptik® lenses or designs of its display eyewear. A company that chooses to leverage its brand or distribution channels may also secure a license with Innovega to manufacture or distribute the contact lenses and/or eyewear.

Following the launch of products for the visually impaired, we plan to evaluate expanding our business development function to identify best future applications and will then target best partner prospects.

Item 2. Other Information

The current members of the Board of Directors are Stephen Willey, an Officer Designee of the Board and Vijay Raghavan, the Common Designee of the Board

7

Item 3. Financial Statements

Innovega Inc.

Balance Sheet

	Unaudited	Unaudited
	June 30	December 31
	2024	2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$431,853	$89,859
Accounts receivable	-	-
Other current assets	4,500	12,515
Total current assets	436,353	102,374

PROPERTY AND EQUIPMENT, net	224,883	266,389
INTANGIBLE ASSETS, net	1,243,515	1,122,828
RIGHT TO USE	292,981	341,018
OTHER ASSETS	120,802	120,801
Total assets	$2,318,534	$1,953,410

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES
Accounts payable	$818,280	$676,092
Accounts payable-RP	297,828	99,415
Accrued expenses	149,279	107,397
Related Party Notes payable, current	1,085,000	825,000
Short-term lease liability	106,566	100,884
Accrued note interest, current portion	530	530
Total current liabilities	2,457,483	1,809,318

LONG-TERM LIABILITIES
Accrued deferred wages	1,364,265	1,349,104
Related Party Notes payable	637,500	537,500
Long-term lease liability	204,882	260,000
Total liabilities	4,664,130	3,955,922

STOCKHOLDERS’ DEFICIT

Common Stock, $0.0001 par value, 50,00,000 authorized and 10,447,968 outstanding at June 30, 2024, and December 31, 2023, respectively	1,070	1,055
Preferred Stock, Series Seed, $0.0001 par value, 3,518,238 authorized and outstanding on June 30, 2024 and December 31, 2023	352	352
Preferred Stock Series A, $0.0001 par value, 7,734,301 authorized at June 30, 2024 and December 31, 2023, and 4,833,390 outstanding at June 30, 2024 and December 31, 2023, respectively	529	507
Additional paid in capital	18,168,302	17,380,405
Accumulated deficit	(20,515,849)	(19,384,831)
Total stockholders’ equity (deficit)	(2,345,596)	(2,002,512)
Total liabilities, and stockholders’ deficit	$2,318,534	$1,953,410

Accompanying notes are an integral part of these financial statements.

F-1

Innovega Inc.

Statements of Operations

	Unaudited	Unaudited
	Six Months Ended	Six Months Ended
	June 30 2024	June 30 2023

REVENUE	$-	$30,000
COST OF GOODS SOLD	-	-
Gross profit	-	31,463

OPERATING EXPENSES
Independent research and development	239,031	642,848
Clinical and regulatory costs	18,009	99,062
Business development	94,588	63,046
General and administrative expenses	432,997	594,621
Operating loss	(784,625)	(1,323,275)

Interest income	1	9,203
Other Income	1,846	1,696
Interest expense	(348,240)	(112,682)

LOSS BEFORE INCOME TAXES	(819,384)	(1,425,058)

INCOME TAXES	-	-
NET LOSS	$(1,131,018)	$(1,425,058)

Weighted average vested common shares outstanding:
Basic	10,705,298	10,555,304
Diluted	10,705,298	10,555,304

Net loss per common share
Basic	$(0.10)	$(0.14)
Diluted	$(0.10)	$(0.14)

Accompanying notes are an integral part of these unaudited financial statements.

F-2

Innovega Inc.

Unaudited Statements of Stockholders’ Equity (Deficit)

For the Periods Ended December 31, 2022, June 30, 2023, December 31, 2023, and June 30, 2024

					Additional		Total
	Common Shares		Preferred Shares		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance on December 31, 2022	10,447,968	1,044	8,467,739	847	16,794,480	(17,199,901)	$(403,530)

Preferred, Series A					8,579		8,579
Stock compensation expense					113,092		113,092
Exercise of options
Net loss						(1,425,058)	(1,425,058)
Balance on June 30, 2023	10,447,968	$1,044	8,467,739	$847	$16,916,151	$(18,624,959)	$1,706,917

Preferred, Series A	-	-	116,662	12	358,539		358,551
Stock compensation expense					226,296	-	226,296
Warrant Expense					28		28
Exercise of warrants	107,336	11	-	-	1,062	-	1,073
Net loss						(2,184,930)	(2,184,930)
Balance on December 31, 2023	10,555,304	$1,055	8,584,401	$859	$17,380,405	$(19,384,831)	$(2,002,512)

Preferred, Series A			224,991	22	674,949		674,971
Stock compensation expense					111,434		111,434
Warrant Expense					28		28
Exercise of warrant	149,994	15	-	-	1,485	-	1,500
Net loss						(1,131,018)	(1,131,018)
Balance on June 30, 2024	10,705,298	$1,070	8,809,392	$881	$18,168,302	$(20,515,849)	$(2,345,596)

Accompanying notes are an integral part of these unaudited financial statements.

F-3

Innovega Inc.

Statements of Cash Flows

	Unaudited		Unaudited
	Six Months Ended		Six Months Ended
	June 30, 2024		June 30, 2023

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(1,131,018)		$(1,425,058)
Adjustments to reconcile net cash to net loss
Depreciation and amortization	80,021		70,489
Right to Use asset	48,037		44,340
Stock compensation expense	111,434		113,092
Changes in operating assets and liabilities
Accounts receivable	-		-
Other current assets	8,015		30,079
Security deposit	-		4,399
Accounts payable	325,261		(36,388)
Accrued expenses	57,220		29,981
Accrued deferred wages	15,162		70,819
Lease liability	(49,436	)-	(44,233)
Net cash used in operating activities	(535,304)		(1, 142,480)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of fixed assets	-		-
Acquisition of intangible assets	(159,202)		(113,773)
Net cash used in investing activities	(159,202)		(113,773)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common stock	1,528		-
Proceeds from shareholder note issuance	360,000		375,000
Repayments of shareholder notes	-
Proceeds from Preferred Stock, net of costs (includes note conversions)	674,972		8,579
Net cash provided by financing activities	1,036,500		383,579
NET INCREASE (DECREASE) IN CASH	341,994		(872,579)
CASH, beginning of period	89,859		1,114,747
CASH, end of period	$431,853		$242,073

CASH PAID FOR INTEREST	$348,240-		$-

CASH PAID FOR TAXES	$-		$-

Accompanying notes are an integral part of these unaudited financial statements.

F-4

Innovega Inc

Notes to the Financial Statements

As of and For the Periods Ended June 30, 2024, and December 31, 2023.

Note 1 – Organization and Basis of Presentation

Organization – Innovega, Inc. (the Company) was incorporated in the state of Delaware. The Company designs and develops contact lenses and displays eyewear for virtual reality and augmented reality applications for the leisure and professional markets.

Basis of presentation – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and reflect all adjustments that, in the opinion of the Company’s management, are necessary for a fair presentation of the financial position and results of operations for the six months ended June 30, 2024 and December 31, 2023.

Certain risks and uncertainties – The Company operate in a highly regulated environment. The Company’s business also involves inherent risks, which include, among others, dependence on key personnel, reliance on single source vendors, availability of raw materials, and patentability of the Company’s products under development and liquidity constraints. Any of the technologies covering the Company’s existing products under development could become obsolete or diminished in value by discoveries and developments of other organizations. The Company has not yet commenced principal operations. There is a risk that the Company does not successfully secure sufficient funding or assets required to commence principal operations.

Liquidity and management’s plans – These financial statements have been prepared assuming the Company will continue as a going concern, which contemplates realization of assets and satisfaction of liabilities in the normal course of business. From inception through June 30, 2024, the Company has financed its operations through private debt and equity financing, as it has not generated any revenues from product sales to date. It has incurred losses since inception, has an accumulated deficit of $20,204,215 on June 30, 2024, and will require additional capital through the issuance of debt or equity securities to finance the continued development of the business. Management plans to sustain operations through additional preferred stock sales and possibly via convertible debt financing, debt financing from third parties, or other financing arrangements with financial institutions. The Company may need to raise additional debt or equity financing to fund operations, which may or may not be available. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

F-5

Innovega Inc

Notes to the Financial Statements

As of and For the Periods Ended June 30, 2024, and December 31, 2023.

Note 2 – Summary of Significant Accounting Policies

Use of estimates – The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates relate to the valuation of stock-based compensation expense, forecasts used.

Note 2 – Summary of Significant Accounting Policies (continued)

in assessing the Company’s liquidity disclosures, and useful lives of property and equipment and intangible assets. Actual results could differ from those estimates.

Fair value of financial instruments – The Company’s financial instruments consist of cash and cash equivalents. The fair value of the Company’s financial instruments approximates their recorded values due to the short-term maturities of these financial instruments.

The Company establishes the fair value of its assets and liabilities using the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The current accounting guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities. This includes all cash and cash equivalents, accounts payable, notes payable and other liabilities. The Company believes that the amounts on the Company’s balance sheet reasonably reflect the fair market value of all assets and liabilities.

Level 2 – Quoted prices for similar assets or liabilities in active markets or inputs that are observable.

Level 3 – Inputs that are unobservable. This includes the valuation of the Company’s stock options issued to both employees and non-employees as discussed in Note 10. The Company also has 433,502 common warrants outstanding as of December 31, 2023. Of which, 132,514 common warrants were issued in December 2018 at a $0.01 exercise price while the remainder outstanding were issued in 2023 at a $0.001 exercise price. The Company estimates the total fair value of all warrants is $64,438.

Cash and cash equivalents – Cash and cash equivalents include highly liquid investments with an original maturity of three months or less on the date of purchase.

Concentration of credit risk – Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents, which are held with financial institutions in amounts that may exceed federally insured limits. The Company has not experienced any losses on its deposits of cash and cash equivalents since inception.

In March 2023, the Company moved the majority of its cash from Silicon Valley Bank (SVB) to Wells Fargo. The funds now held at Wells Fargo are below the FDIC insurance limit.

F-6

Innovega Inc

Notes to the Financial Statements

As of and For the Periods Ended June 30, 2024, and December 31, 2023.

Note 2 – Summary of Significant Accounting Policies (continued)

Property and equipment, net – Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Laboratory equipment is depreciated over a three-year life, computer equipment is depreciated over a two-year life, and furniture and fixtures are depreciated over a seven-year life. Leasehold improvements are stated at cost and amortized using the straight-line method over the remaining lease term.

Intangible assets, net – It is the Company’s policy to capitalize patent filing and prosecution fees for patents in which they believe they will receive an economic benefit. Intangible assets consist primarily of patent filing and prosecution fees (Note 5). Intangible assets are amortized using the straight-line method over their useful lives of up to 20 years.

Impairment of long-lived assets – The Company reviews the carrying value of long-lived assets used in operations whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Factors that would necessitate an impairment assessment include a significant adverse change in the extent or manner in which an asset is used, a significant adverse change in legal factors or the business climate that could affect the value of the asset, or a significant decline in the observable market value of an asset, among others. As of June 30, 2024, and December 31, 2023, there were no indicators of impairment of long-lived assets.

Research and development costs – All research and development costs are charged to expense as incurred.

Research and development costs primarily consist of salaries and benefits of scientific and engineering staff, office expenses for research facilities, research supplies and materials, and consultants. Clinical and regulatory costs primarily consist of salaries and benefits of clinical and regulatory staff, supplies and materials, and consultants.

The majority of historical costs are associated with contact lens development. When costs are incurred to develop deliverables to meet terms of customer contracts, expenses are captured in appropriate detail to ensure proper assignment to financial accounts. Financial records reflect a level of detail that indicates project profitability and how money is expended. For internal, non-customer projects, expenses are captured under expense accounts that provide transparency to key cost centers of the research and development department.

Revenue Recognition – The company has historically derived its revenue primarily from contracts. The revenue is from a cost-plus based collaboration agreement received for providing the product and channel development services relating to an LV&B (low-vision and blindness) product-level solution.

F-7

Innovega Inc

Notes to the Financial Statements

As of and For the Periods Ended June 30, 2024, and December 31, 2023.

Note 2 – Summary of Significant Accounting Policies (continued)

The Company had revenue for the six months ending June 30, 2024, and six months ending June 30, 2023, of $0 and $30,000, respectively, resulting from an agreement relating to product and channel development of the low-vision and blind product level solution. This agreement was in force during the 2023 period. The licensee requested product design assistance and agreed to reimburse Innovega for this effort. At the start of each quarter and based on forecast effort by Innovega, the licensee agreed to a fixed monthly fee. These fees were treated as Innovega revenue and costs associated with these efforts were captured as Innovega’s cost of revenue. We entered into this agreement with a leader in the supply of devices for the visually impaired, including legally blind patients. Included in this agreement was the obligation to compensate us for consulting work performed by members of our team. plan to continue monetizing our intellectual property by licensing and other fee-based arrangements.

Advertising expense – The Company expenses advertising costs as they are incurred. Advertising expenses for the six months ending June 30, 2024, and six months ending June 30, 2023, $0 and $0 respectively.

Income taxes – The Company records deferred tax assets and liabilities resulting from temporary differences between the tax basis of assets and liabilities, and their reported amounts in the financial statements that will result in taxable deductions or income in future years. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the date of change. A valuation allowance is established when necessary to reduce deferred income tax assets to the amount expected to be realized.

Stock-based compensation – Compensation costs related to equity instruments granted are generally recognized at the grant-date fair value of the awards. Additionally, the Company accounts for forfeitures as they occur. No related tax benefits of the stock-based compensation costs have been recognized since the Company’s inception.

For the six months ended June 30, 2024, and six months ended the Company recognized $111,434 and $113,092 , respectively, in stock-based compensation expense associated with equity awards granted to employees, directors, or officers of the Company or to third-party consultants.

Equity instruments awarded to non-employees as the underlying awards vest, unless the instruments are fully vested, immediately exercisable, and non-forfeitable on the date of grant.

F-8

Innovega Inc

Notes to the Financial Statements

As of and For the Periods Ended June 30, 2024, and December 31, 2023.

Note 2 – Summary of Significant Accounting Policies (continued)

The Company generally grants stock options to purchase common stock with exercise prices equal to the value of the underlying stock, as determined by the Board of Directors on the date the equity award was granted. The Board of Directors determines the value of the underlying stock by considering a number of factors, including third party valuation, historical and projected financial results, the risks the Company faced at the time, the preferences of the Company’s preferred stockholders, and the lack of liquidity of the Company’s common stock.

The fair value of options granted to employees and non-employees during the period was estimated on the date of grant using the Black-Scholes method with the following assumptions:

2023
Expected term	7 years
Average risk-free interest rate	3.00%
Volatility	67%
Dividend yield	0%
Stock Price	$0.001 to 0.83
Exercise Price	$0.001 to 0.83

The Company estimates the term of the award for employees using the simplified method. For non-employees, the Company uses the contractual term, which is generally 10 years, as the expected term. As the Company does not have a public trading history for its common shares, the expected volatility incorporates historical volatility of similar entities whose share prices are publicly available. The risk-free interest rate is based upon U.S. Treasury securities with remaining terms similar to the expected term of the share-based awards. The company issues shares upon option exercise.

Recently issued accounting pronouncements – In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize assets and liabilities for leases currently classified as operating leases. Under the new standard a lessee will recognize a liability on the balance sheet representing the lease payments owed, and a right-of-use-asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and lease liabilities. The new standard is effective for the Company on January 1, 2022, and the Company has adopted it as of this date to coincide with their new San Diego facility lease effective date. As of June 30, 2024 the right to use asset was $292,981. The lease liability is $311,448 and the deferred rent is $0.

Subsequent events – The Company evaluated subsequent events through March 5, 2025 the date on which these financial statements were available to be issued (see Note 14).

F-9

Innovega Inc

Notes to the Financial Statements

As of and For the Periods Ended June 30, 2024, and December 31, 2023.

Note 3 – Earnings per Share Attributable to Common Stockholders

Basic earnings per share is computed by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding during the period without consideration for common stock equivalents. Diluted net income per share attributable to common shareholders is computed by dividing net income by the weighted-average number of common shares outstanding during the period and potentially dilutive common share equivalents, including stock options, restricted stock units and restricted stock awards, except in cases where the effect of the common stock equivalent would be antidilutive.

Potential common stock equivalents consist of common stock issuable upon exercise of stock options and vesting of restricted stock units and restricted stock awards using the treasury stock method. All potentially dilutive shares are anti-dilutive for both years due to the Company’s net loss.

	June 30, 2024	June 30, 2023
Basic earnings per share:
Net loss attributable to common stockholders (numerator)	$(1,131,018)	$(1,425,058)
Weighted-average common shares outstanding (denominator)	10,705,298	10,447,968
Basic earnings per share	$(0.10)	$(0.14)

Diluted earnings per share:
Net loss attributable to common stockholders (numerator)	$(1,131,018)	$(1,425,058)
Weighted-average common shares outstanding (denominator)	10,705,298	10,447,968
Diluted earnings per share	$(0.10)	$(0.14)

The potential dilutive effects of converting all outstanding convertible notes, SAFE notes and warrants are outlined below.

	2024	2023
Preferred shares	8,584,401	8,467,739
Warrants	433,502	132,514
Stock options	3,572,372	3,772,621

The weighted-average life, exercise price and intrinsic value of the warrants are outlined below.

	2023	2022
Weighted-Average Life	5.0	1.0
Exercise Price	$0.001	$0.01
Intrinsic Value	130	108,829

F-10

Innovega Inc

Notes to the Financial Statements

As of and For the Periods Ended June 30, 2024, and December 31, 2023.

Note 3 – Earnings per Share Attributable to Common Stockholders (Continued)

As of December 31, 2023, there are nine warrants outstanding for 408,324 common shares. All warrants have a life of 5 years with expiration dates in October and December 2028. All warrants have an exercise price of $0.001 per share.

As of December 31, 2022, there was one warrant outstanding for 132,514 common shares. The grant date of the warrant was December 22, 2018. The warrant had a life of 5 years with an expiration date of December 22, 2023. The warrant had an exercise price of $0.01 per share.

Note 4 – Property and Equipment, Net

Property and equipment consist of the following on June 30, 2024, and December 31, 2023:

	June 30, 2024	December 31, 2023
Computer Equipment and Software	$121,202	$121,202
Laboratory Equipment	520,767	520,767
Office Equipment	15,406	15,406
Furniture and Fixtures	39,196	39,196
Leasehold Improvements	46,056	46,056
Less accumulated depreciation	(517,744)	(476,238)
	$244,883	$266,389

Depreciation expense related to property and equipment was $41,506 and $37,455 for the six months ended June 30, 2024, and six months ended June 30, 2023, respectively.

Note 5 – Intangible Assets, Net

Intangible assets consist of the following on June 30, 2024, and December 31, 2023:

	June 30, 2024	Dec 31, 2023
Capitalized patent filing fees	$1,617,961	$1,458,759
Less accumulated amortization	(374,446)	(335,931)
	$1,243,515	$1,122,828

F-11

Innovega Inc

Notes to the Financial Statements

As of and For the Periods Ended June 30, 2024, and December 31, 2023.

Note 5-Intangible Assets, Net (Continued)

The Company has determined the patent filing fees to have an original useful life of 20 years based upon the estimated period the Company will obtain future economic benefit from the related patents. The patent filing fees are amortized over the estimated life using the straight-line method. Amortization expense of $38,515 and $29.663 for the six months ended June 30, 2024, and six months ended June 30, 2023, respectively, was recorded within general and administration expense. Estimated amortization expense related to intangible assets for the years ending December 31, 2023, are as follows:

2024	$72,938
2025	72,938
2026	72,938
2027	72,938
2028	72,938
Thereafter	758,138
$1,122,828

Note 6 – Going Concern

The Company’s financial statements are prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of obligations in the normal course of business. However, the Company has generated minimal revenues to date and has accumulated losses to date. The Company does not currently have any revenue generating operations. These conditions, among others, raise substantial doubt about the ability of the Company to continue as a going concern.

In view of these matters, continuation as a going concern is dependent upon the continued operations of the Company, which in turn is dependent upon the Company’s ability to meet its financial requirements, raise additional capital, and the success of its future operations. The financial statements do not include any adjustments to the amount and classification of assets and liabilities that may be necessary should the Company not continue as a going concern.

Management plans to fund the operations of the Company through advances from existing shareholders and an initial public offering until such a time as a business combination or other profitable investment may be achieved. There are no written agreements in place for such funding or issuance of securities and there can be no assurance that such will be available in the future. Management believes that this plan provides an opportunity for the Company to continue as a going concern.

F-12

Innovega Inc

Notes to the Financial Statements

As of and For the Periods Ended June 30, 2024, and December 31, 2023.

Note 7 – Shareholder Notes

As of December 31, 2022, there were six notes outstanding totaling $950,000 with three of the notes totaling $200,000 from the CEO, Stephen Willey. The notes from the CEO were all at 1% monthly interest. The $100,000 note dated July 31, 2020, may be called on demand any time. after September 30, 2020. The two notes totaling $100,000 issued in 2021 may be called on demand any time after August 31, 2021.

During 2023, $125,000 from two of the notes were converted to preferred shares. Also during 2023, three new notes totaling $425,000 were issued, two with an interest rate of 1.5% per month and the third with an interest rate of 1.0% per month. The new notes issued in 2023 may be called on demand any time after December 31, 2023, March 31, 2024, and September 30, 2024. Interest is due and payable monthly. As of June 30th, 2024, and December 31,2023, there was $297,828 and $99,415 in unpaid accrued interest, respectively. The Liability for accrued but not paid noteholder interest is being reported under Accounts Payable-RP. All noteholders are also investors in the Company. Two of the notes issued in 2023 have final payments due at maturity in addition to interest owed of $62,500 and $50,000 totaling $112,500.

As of December 31, 2023, the Company had $1,362,500 in notes outstanding. Three notes from the CEO totaling $200,000 issued in 2020 and 2021, plus the six additional notes issued in 2022 and 2023 totaling $1,175,000, less partial conversions of two notes to preferred shares totaling $125,000.

During the first half of 2024, $360,000 in additional notes were issued. $25,000 from the CEO, $35,000 from a Director and $300,000 from the current holders of the notes issued in 2023. As of June 30, 2024, the company had $1,722,500 in notes outstanding.

Note 8 – Stockholders’ Equity (Deficit)

Preferred Stock

The following is a summary of terms for the preferred stock:

Conversion – Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share into that number of fully-paid, nonassessable shares of Common Stock determined by dividing the Original Issue Price for the relevant series by the Conversion Price for such series. Upon any decrease or increase in the Conversion Price for any series of Preferred Stock, as described in Section 4 of the Company’s Charter, the conversion rate for such series shall be appropriately increased or decreased.

“Conversion Price” means $1.6583 per share for the Series Seed Preferred Stock, $3.00 per share for the Series A-1 Preferred Stock, $1.66829 per share for the Series A-2 Preferred Stock and $2.075 per share for the Series A-3 Preferred Stock (subject to adjustment from time to time).

F-13

Innovega Inc

Notes to the Financial Statements

As of and For the Periods Ended June 30, 2024, and December 31, 2023.

Note 8 – Stockholders’ Equity (Deficit) (continued)

Each share of preferred stock is currently convertible into one share of common stock.

Each share of Preferred Stock shall automatically be converted into fully paid, non-assessable shares of Common Stock at the then effective conversion rate for such share (i) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, covering the offering and sale of the Corporation’s Common Stock provided that the aggregate gross proceeds to the Corporation are not less than $5,000,000, (ii) the written request for such conversion from the holders of the majority of Preferred Stock then outstanding voting as a single class and as converted basis, or, (iii) upon the prior cumulative conversion of a majority of the Preferred Stock.

Liquidation preference – In the event of a liquidation, dissolution or winding-up of the Company, holders of any series of preferred stock are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the Common Stock, an amount per share for each share of preferred stock held by them equal to the Liquidation Preference specified for such share of that series of preferred stock, plus all declared but unpaid dividends (if any) on such share.

Liquidation Preference means $1.6583 per share for the Series Seed Preferred Stock, $3.00 per share for the Series A-1 Preferred Stock, $1.66829 per share for the Series A-2 Preferred Stock and $2.075 per share for the Series A-3 Preferred Stock (subject to adjustment from time to time.

Thereafter, any remaining funds of the Company shall be distributed with equal priority and pro rata among the holders of common stock in proportion to the total common stock outstanding. In the event that any liquidation, dissolution or winding-up of the Company would result in proceeds per share in excess of the liquidation preference payable to any series of preferred stock, then the shares of such series of preferred stock shall forgo such liquidation preference and instead participate with common stock on a pro-rata, as-converted basis as if all such shares of preferred stock had been converted to common stock immediately prior to the liquidation event.

If upon the liquidation, dissolution or winding up of the Company, the assets of the Company legally available for distribution to the holders of the preferred stock are insufficient to permit the payment to such holders of the full amounts, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of each series of preferred stock in proportion to the full amounts they would otherwise be entitled to receive.

During 2021, the Company issued 1,868,345 shares of Series A-1 Preferred Stock for $4,245,102 (net of issuance costs). Also during 2021, the Company issued 1,610,514 and 1,123,787 shares of Series A-2 and Series A-3 for the conversion of convertible and SAFE notes, respectively.

F-14

Innovega Inc

Notes to the Financial Statements

As of and For the Periods Ended June 30, 2024, and December 31, 2023.

Note 8 – Stockholders’ Equity (Deficit) (continued)

During 2022, the Company issued an additional 346,855 shares of Series A-1 Preferred Stock for $924,417 (net of issuance costs).

During 2023, the Company issued an additional 74,997 shares of Series A-1 Preferred Stock for $233,561 (net of issuance costs). Additionally, the Company issued an additional 41,665 shares of Series A-1 Preferred Stock and 83,330 common warrants in exchange for the forgiveness of $125,000 of shareholder notes from two noteholders.

During 2024 the Company issued an additional 224,991 shares of Series A-1 preferred stock for $674,950 (net of insurance costs).

Dividends – Holders of preferred stock are entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available and in preference to any other payment of any dividend or distribution, non-cumulative cash dividends at the Dividend Rate for each share of preferred stock (adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like). In the event the Board of Directors declares a dividend payable upon the then outstanding shares of common stock, convertible preferred stockholders shall be entitled to receive the amount of dividends per share which would be payable on the number of whole shares of common stock into which each share of convertible preferred stock could be converted. No dividends have been declared or paid to date.

“Dividend Rate” shall mean an annual rate of $0.1326 per share for the Series Seed Preferred Stock, an annual rate of $0.24 per share for the Series A-1 Preferred Stock, an annual rate of $0.13346 per share for the Series A-2 Preferred Stock and an annual rate of $0.166 per share for the Series A-3 Preferred Stock.

Voting – Holders of preferred stock and the holders of common stock shall vote together and not as separate classes. Holders of preferred stock are entitled to the number of votes equal to the number of shares of common stock into which the shares of preferred stock held by such holder could be converted as of the record date. Each holder of shares of common stock are entitled to one vote for each share thereof held.

Redemption – Except in the case of a liquidation event, preferred stock is not redeemable.

Additional rights –Pursuant to the Amended and Restated Stockholders’ Agreement, at each annual meeting of the stockholders of the company or any meeting of the stockholders of the Company at which members of the Board of Directors are to be elected by the stockholders, the stockholders who are parties to this Agreement will agree to vote their shares to elect:

two (2) Officer Designees as Common Directors.

one (1) Common Designee as a Common Director; and

F-15

Innovega Inc

Notes to the Financial Statements

As of and For the Periods Ended June 30, 2024, and December 31, 2023.

Note 8 – Stockholders’ Equity (Deficit) (continued)

one (1) Series Seed Designee as the Series Seed Director.

(a) The “Officer Designees” shall be Stephen Willey and Jerome Legerton for so long as Stephen Willey and Jerome Legerton remain officers, employees or consultants of the Company, except that if Stephen Willey or Jerome Legerton declines or is unable to serve, their successors shall be designated by the holders of a majority of the shares of Common Stock held by all Common Holders.

(b) The “Common Designee” shall be chosen by the Common Holders holding at least a majority of the shares of Common Stock held by all Common Holders, and who will initially be Shane Kim.

(c) The “Series Seed Designee” shall be chosen by the Investors holding at least a majority of the outstanding shares of Series Seed Preferred Stock subject to the approval of the other members of the Board, whose consent shall not be unreasonably withheld, and who will initially be Jeff Bradley.

Other than in connection with a best efforts or firm commitment underwritten public offering or an offering pursuant to Regulation A under the Securities Act of 1933, as amended the company pursuant to the Stockholders’ Agreement the company granted to (1) each Major Seed Investor (each Investor that holds at least 60,302 shares of Series Seed Preferred Stock) and (2) each Investor that holds shares of Series A Preferred Stock representing an aggregate of at least $100,000 (each, a “Major Series A Investor”) (the Major Seed Investors together with the Major Series A Investors, the “Major Preferred Investors”), that qualifies as an “accredited investor” under Regulation D of the Securities Act, the right of first offer to purchase its pro rata share of new securities, which the Company may propose to sell and issue.

Common Stock to be Issued to Legal Counsel

In lieu of charging upfront cash fees for the Pre-IPO Offering, Offering or Application, the Company has agreed to issue the legal counsel advising the offering fifty thousand (50,000) shares of its commons stock upon execution of the agreement, with reverse split protection up and to the closing date of the Offering (the “Shares”). The shares were due and earned upon execution of the agreement. The Company has recorded the fair market value of these shares as a deferred offering costs in anticipation of an initial public offering. The fair market value was determined using a $0.83 per common share.

F-16

Innovega Inc

Notes to the Financial Statements

As of and For the Periods Ended June 30, 2024, and December 31, 2023.

Note 8 – Stockholders’ Equity (Deficit) (continued)

Common stock reserved for future issuance – Common stock and Series Seed Preferred stock reserved for future issuance consists of the following on June 30, 2024, and December 31, 2023:

	June 30, 2024	Dec 31, 2023
Common Shares
Authorized	50,000,000	50,000,000
Issued	10,705,298	10,555,304

Remaining to be issued	39,552,032	39,444,696

Total Preferred Stock
Authorized *	16,252,539	16,252,539
Issued *	8,584,401	8,584,401

Remaining to be issued *	7,668,138	7,668,138

Series Seed Preferred
Authorized	3,518,238	3,518,238
Issued	3,518,238	3,518,238

Remaining to be issued	-	-

Series A-1 Preferred
Authorized	5,000,000	5,000,000
Issued	2,215,200	2,215,200

Remaining to be issued	2,784,800	2,784,800

Series A-2 Preferred
Authorized	1,610,514	1,610,514
Issued	1,610,514	1,610,514

Remaining to be issued	-

Series A-3 Preferred
Authorized	1,123,787	1,123,787
Issued	1,123,787	1,123,787

Remaining to be issued	-	-

*	The remaining 5,000,000 undesignated shares of Preferred Stock may be issued from time to time in one or more series.

F-17

Innovega Inc

Notes to the Financial Statements

As of and For the Periods Ended June 30, 2024, and December 31, 2023.

Note 9 – Stock Option Plan

Stock options – In 2008, the Company adopted the 2008 Equity Incentive Plan (the Equity Incentive Plan) that provides for the issuance of up to 1,000,000 incentive and nonqualified common stock options to employees, directors, officers, and consultants of the Company. As of January 1, 2016, the Company had authorized the issuance of up to 1,950,000 incentive and non-qualified common stock options. On June 11, 2017, the Company authorized an additional 1,952,732 shares of common stock for issuance under the Plan. As of December 31, 2017, there were 2,231,274 shares available for grant under the Plan. The Equity Incentive Plan provides for the grant of incentive stock option and non-statutory stock options awards to eligible recipients. Recipients of incentive stock options shall be eligible to purchase shares of the Company’s common stock at an exercise price equal to no less than the estimated fair market value of such stock on the date of grant. The contractual term of options granted under the Equity Incentive Plan is four years. The options generally vest over the requisite service period of four years. The following table summarizes the Company’s stock option activity:

	2023	2022
Outstanding on January 1	3,772,621	2,403,726

Granted during the year	18,293	2,368,895
Exercised during the year	-	(1,000,000)
Cancelled during the year (forfeited)	(120,000)	-

Outstanding on December 31	3,670,914	3,772,621

Vested at end of year	2,113,623	2,253,007
Shares expected to vest	1,557,907	1,519,614

The weighted-average grant-date fair value per share of options granted during the years ended December 31, 2023, and 2022, was $0.83 and $0.79, respectively. The intrinsic value for December 31, 2023, and 2022, was $736,544 and $742,144, respectively. The Company has an independent 3rd-party firm perform a 409A valuation annually to determine the fair market value of the Company’s common shares. All options issued during 2022 and 2023 had a term of 10 years. During the years ended December 31, 2023, and 2022, 594,009 and 349,436 options vested, respectively, with weighted-average grant-date fair value per share at December 31, 2023, and 2022, of $0.47 and $0.47, respectively. The weighted-average life on December 31, 2023, and 2022 was 5.7 and 6.5 years, respectively. The weighted-average exercise price at December 31, 2023, and 2023 was $0.83 and $0.79, respectively.

On December 31, 2023, there were 1,557,291 unvested options outstanding that have a weighted-average life of 5.7 years, which have a weighted-average grant-date fair value per share of $0.47. For the year ended December 31, 2023, the Company granted 18,293 stock options to employees and consultants.

F-18

Innovega Inc

Notes to the Financial Statements

As of and For the Periods Ended June 30, 2024, and December 31, 2023.

Note 9 – Stock Option Plan (continued)

The remaining stock option compensation expense for existing vested options is estimated to be;

Years Ended
2024	$192,082
2025	$112,458
2026	$15,573

In accounting for stock options with performance conditions, the Company assesses the probability that performance conditions will be achieved and, if probable, compensation cost is accrued and recognized ratably over the estimated service period to achieve the performance conditions. If the Company assesses that it is not probable the performance conditions will be achieved, no compensation cost is recognized. None of the stock options that have been granted to consultants have been exercised.

F-19

Innovega Inc

Notes to the Financial Statements

As of and For the Periods Ended June 30, 2024, and December 31, 2023.

Note 10 – Income Taxes

Significant components of the Company’s deferred tax assets on December 31 are shown below. A valuation allowance of $3,969,184 has been recorded on December 31, 2023, to offset the deferred tax assets as realization of such assets does not meet the “more likely than not” threshold. The change in the valuation allowance was $(415,328) for the years ended December 31, 2023.

2023
Deferred tax assets
Accrual to cash	$450,419
Net operating loss carryforwards	3,184,539
Intangibles	31,501
Section 174 costs	349,757
ROU Liability	75,786
Other	223,068

Total deferred tax assets	$4,315,070

Deferred tax liabilities
Intangibles	$(276,295)
ROU Asset	(71,614)
Other	(6,977)

Total deferred tax liabilities	$(345,886)

Net deferred tax assets	$3,969,184

Less valuation allowance	(3,969,184)

Net deferred tax assets	$-

F-20

Innovega Inc

Notes to the Financial Statements

As of and For the Periods Ended June 30, 2024, and December 31, 2023.

Note 10 – Income Taxes (continued)

On December 31, 2023, the Company has federal net operating loss carryforwards of $15,164,470 which will be available indefinitely. Utilization of the net operating loss may be subject to a substantial annual limitation due to ownership change limitations that may have occurred or that could occur in the future, as required by IRC Section 382.

The Company applies authoritative guidance relating to the accounting for uncertainty in income taxes. The guidance outlines the recognition threshold and measurement attributes for financial statement disclosure of tax positions taken, or expected to be taken, on a tax return. The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain tax position will not be recognized if it has a less than 50% likelihood of being sustained. There is no unrecognized tax benefits included in the Company’s balance sheet at June 30, 2024, and December 31, 2023. The Company has not recorded any interest or penalties due to uncertain tax positions.

The Company’s effective tax rate differs from the amount computed by applying the statutory federal income tax rate of 21% to pre-tax losses due to the effects of non-deductible items and the valuation allowance. The Company files an income tax return in the U.S. Federal, Florida and California jurisdictions. Generally, the Company’s statute of limitations remains open for tax years since 2011 due to the net operating loss carry forwards.

Note 11 – Commitments and Contingencies

Operating leases – The Company leases office space in San Diego, California and Bellevue, Washington. Rental expense for the six months ended June 30, 2024, and six months ended June 30, 2023, totaled $81,204 and $52,870, respectively.

The Company rents office space in Bellevue, Washington for its administrative office that is currently on a month-to-month basis.

In October 2021, the Company entered into a new 62 (sixty-two) month lease in San Diego, California starting January 2022 for 5,243 rentable square feet. This lease is classified as an operating lease. Base rent is $1.55/sf with 3% annual increases. Operating expenses are estimated to be $0.42/sf of which Innovega’s share is 7.04%. Additionally, the landlord has provided Innovega a $15/sf tenant improvement allowance. All tenant improvements are repaid and amortized over the life of the lease.

The Company has classified the new San Diego lease as an operating lease. The Company has used an 8% discount rate to determine the present value of its lease obligations and the imputed interest portion of its lease liability.

Management has elected to separate non-lease components. Accordingly, CAM and taxes will be charged to expense in the period incurred.

F-21

Innovega Inc

Notes to the Financial Statements

As of and For the Periods Ended June 30, 2024, and December 31, 2023.

Note 11 – Commitments and Contingencies (continued)

As of December 31, 2023, future minimum rental payments required under operating leases and services agreements that have initial or remaining noncancelable lease terms in excess of one year are as follows:

2024	$126,109
2025	$129,212
2026	$132,410
2027	$22,617
Total lease payments	$410,348
Imputed interest	$(49,464)
Lease liability	$360,884

Short-term lease liability	$100,884
Long-term lease liability	$260,000
Total lease liability	$360,884

Note 12 – Related Parties

The Company engages Global Ophthalmic Consultants, LLC to perform certain clinical lab consulting and support services for the Company. Dr. Jerome Legerton, Innovega’s Chief Regulatory and Clinical Officer, is also a principal of Global Ophthalmic Consultants, LLC. During the years ended December 31, 2023, and 2022, the Company paid Global Ophthalmic Consultants, LLC $0 and $12,076, respectively. As of the periods ending December 31, 2023 and 2022, the Company had no outstanding amounts due, or receivables from, Global Ophthalmic Consultants, LLC. Dr. Jerome Legerton left the Company on December 1, 2023.

The Company borrowed $200,000 from the CEO, Stephen Willey, as three shareholder notes each at an interest rate of 1% per month. The first note for $100,000 was in July 2020 and the other two notes for $50,000 each were in March 2021.

The Company had $1,364,266 and $1,349,104 in deferred compensation as of June 30, 2024, and December 31, 2023, respectively. These amounts are due to the Company’s CEO and X-Chief Clinical and Regulatory Officer, who are both officers of the Company and therefore have the authority to determine when this liability is paid. These liabilities have been classified as long-term liabilities as the Company does not expect to pay out any deferred compensation in the following twelve months.

See Note 7 Shareholder Notes for details on related party interest with Accounts Payable-RP.

F-22

Innovega Inc

Notes to the Financial Statements

As of and For the Periods Ended June 30, 2024, and December 31, 2023.

Note 13 – Defined Contribution Plan

The Company has established a 401(k) plan, a defined contribution plan for its employees, with eligibility commencing on an employee’s date of hire. Contributions to the 401(k) plan are based on a percentage of the employee’s gross compensation, limited by Internal Revenue Service guidelines for such plans. The Company made matching contributions to the plan for the periods ending June 30, 2024, and June 30, 2023, of $5,049 and $13,234, respectively.

Innovega will match employee 401k contributions to a maximum of 4% of each gross payroll amount. Innovega will cover the expense of an online service and of an asset manager who will offer employees a variety of investment portfolios.

Note 14 – Subsequent Events

During 2024, the company offered a direct subscription to new investors at a purchase price of $25,000 per unit. Each unit consisted of 8,333 shares of Series A-1 Preferred Stock and 16,666 common warrants with an $.01 exercise price for each common warrant. To date, investors have purchased 28 units for a total gross receipt of $700,000 and 166,660 common warrants have been exercised for a total gross receipt of $1,666.60. The unit offering expires on September 30,2024 unless extended by the Company’s board of directors.

Vijay Raghavan was elected to the board of directors on June 20, 2024

The Company negotiated in November 2024 with the landlord of our San Diego facility to apply all its security deposit to the Company’s rent. The agreement was finalized in November 2024 and has repayment of deposit beginning in March 2025 unless a new amendment is agreed upon.

The Company is in discussions with several noteholders to extend the maturity dates (March 31st) of certain notes totaling approximately $1.7 million.

Default on Note to Joseph Sicari, which matured and was payable on December 31, 2024

The Current Convertible Note Offering planned to be closed by March 24, 2025.

Signed an engagement letter with StartEngine and plan to commence a CF Financing with StartEngine in April 2025.

F-23

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this Report, in each case as indicated below.

2.1	Second Amended and Restated Certificate of Incorporation (included as exhibit 2.1 to the company’s Form 1-A/A filed on March 15, 2021, available here: https://www.sec.gov/Archives/edgar/data/1474232/000149315221005969/ex2-1.htm

2.2	Bylaws (included as exhibit 2.2 to the company’s Form 1-A/A filed on March 15, 2021, available here: https://www.sec.gov/Archives/edgar/data/1474232/000149315221005969/ex2-2.htm

3.1	Form of Amended and restated Stockholders’ Agreement (included as exhibit 3.1 to the company’s Form 1-A filed on February 4, 2021, available here: https://www.sec.gov/Archives/edgar/data/1474232/000149315221002611/ex3-1.htm

4.1	Form of Subscription Agreement (included as exhibit 4 to the company’s Form 1-A POS filed on January 20, 2022,
Available here: https://www.sec.gov/Archives/edgar/data/1474232/000149315222001632/ex4.htm

6.1	Innovega Inc. 2008 Equity Incentive Plan (included as exhibit 6.1 to the company’s Form 1-A filed on February 4, 2021,
Available here: https://www.sec.gov/Archives/edgar/data/1474232/000149315221002611/ex6-1.htm

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Bellevue, State of Washington, on, March 4, 2025

INNOVEGA INC.

By	/s/ Stephen Willey
Stephen Willey
Date:	March 4, 2025

The following persons in the capacities and on the dates indicated have signed this Report.

/s/ Stephen Willey
Stephen Willey,
Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer, Director
Date:	March 4, 2025

/s/ Vijay Raghavan
Vijay Raghavan
Director
Date:	March 4, 2025

9